Linking ministries and ministry-minded investors since 1991
915 W. Imperial Hwy. Suite 120 Brea, CA 92821 Tel: (714) 671-5720 (800) 753-6742 Fax: (714) 671-5767 E-Mail: info@ministrypartners.org
May 15, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Ministry Partners Investment Company, LLC (the “Company”)
Registration Statement on Form S-1, File No. 333-175144
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal, pursuant to Rule 477 of the Securities Act of 1933, as amended, of its Post-Effective Amendment No. 1 to its Registration Statement (File No. 333-175144) filed on Form S-1/A with the Securities and Exchange Commission (the “Commission”) on May 8, 2012, together with all exhibits thereto (the “S-1/A”).

The Company is withdrawing the S-1/A, which has not been declared effective, because the Company inadvertently filed the S-1/A to its proposed $75 Million Offering of its Class A Notes pursuant to its pending Registration Statement on Form S-1 (File No. 333-175144). The Company intended to file the S-1/A to its current $100 Million Offering of its Class A Notes being made pursuant to its effective Registration Statement on Form S-1 (File No. 333-163970). The Company subsequently filed the S-1/A to that Registration Statement on May 8, 2012.

If you have any questions regarding this request, please call me at (800) 753-6742 or Bruce J. Rushall of Rushall & McGeever, outside counsel to the Company, at (760) 438-6855.

Sincerely,

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

/s/ Billy M. Dodson
Billy M. Dodson, President/CEO

cc: Bruce J. Rushall, Esq.